UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number 1-3359
CSX TRANSPORTATION, INC.
(Exact name of registrant as specified in its charter)
500 Water Street
Jacksonville, Florida 32202
(904) 359-3100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Monon Railroad 6% Income Debentures, due January 1, 2007
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
R	ule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 286

Pursuant to the requirements of the Securities Exchange Act of 1934 CSX Transportation, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 28, 2005	By:	/s/ H.R. Elliott
		Name:	H.R. Elliott
		Title:	Vice President/Public Safety and Environment